Exhibit 99.1

Ming Shing Group Holdings Limited Announces Unaudited Financial Results For The Six Months Ended September 30, 2025

Hong Kong, March 20, 2026 (GLOBE NEWSWIRE) — Ming Shing Group Holdings Limited (“MSW” or the “Company”) (Nasdaq: MSW) is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no material operations of its own. The Company, through its indirectly wholly-owned operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, is engaged in wet trades works services in Hong Kong. The Company today announced its unaudited financial results for the six months ended September 30, 2025.

First Half of 2025 Financial and Operating Highlights

●	Total revenue decreased by 51.6% from US$17,408,116 to US$8,431,393
●	Gross profit decreased by 215.5% from gross profit of US$2,398,855 to gross loss of US$2,769,960
●	Net income and total comprehensive income decreased by 466.1% from net income of US$984,549 to net loss of US$3,604,539

Mr. Wenjin Li, Chief Executive Officer of the Company, commented, “In our operating history of approximately ten years, we have focused on providing wet trades work services in the role of a subcontractor. We take pride in our portfolio in wet trades works. In the six months ended September 30, 2025 we continue to provide quality wet trades works to our customers and expand our business. Leveraging our established track record, our expertise in wet trades operations and our experienced management team, we believe we are well-positioned to capture the growth of the wet trades works market in Hong Kong and expand our business.”

FINANCIAL RESULTS

Revenue

Revenue decreased by 51.6% from US$17,408,116 for the six months ended September 30, 2024 to US$8,431,393 for the six months ended September 30, 2025. The decrease was primarily due to most of the contract works were completed for the year ended March 31, 2025.

Cost of revenue

Cost of revenue decreased by 25.4% from US$15,009,261 for the six months ended September 30, 2024 to US$11,201,353 for the six months ended September 30, 2025. The decrease was generally in line with the decrease in revenue.

Gross profit and gross profit margin

The gross loss was US$2,769,960 for the six months ended September 30, 2025, as compared to the gross profit of US$2,398,855 for the six ended September, 2024, a decrease of US$5,168,815, or 215.5%.

The decrease in gross profit was mainly attributable to (a) additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customer; and (b) unexpected delays in site instructions have led to cost overruns during the six months ended September 30, 2025 and additional work being required to meet project specifications.

Net (loss) income and total comprehensive (expense) income

Net income and total comprehensive income decreased by 466.1% from US$984,549 for the six months ended September 30, 2024 to net loss and total comprehensive expense of US$3,604,538 for the six months ended September 30, 2025. The decrease was mainly due to the gross loss suffered.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong and the United States, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk